Exhibit 21.1

SUBSIDIARIES
Tier One Consulting, Inc., a California corporation, is a wholly owned subsidiary of Caneum, Inc.
Caneum Asia Pacific PTE LTD, a company formed under the laws of Singapore, is a wholly owned subsidiary of Caneum, Inc.
Continuum Systems Private Limited, a company formed under the laws of India, is a wholly owned subsidiary of Caneum, Inc.